



CHEMBIO DIAGNOSTICS, INC.

NASDAQ: CEMI

DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO

RAPID tests for EARLIER treatments



Investor Presentation

March 2013

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Investment Summary



- **Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs) Using Company's Patented DPP® Platform Technology**

- **Products Sold Globally**

- **>25% CAGR Product Sales Growth FY2009-2012**

- **Partnered with Leading License & Distribution Partners in U.S. & South America**

- **Recent FDA Approval of Oral Fluid HIV Test**

- **Strong Pipeline of POCTs**

- **Experienced Management Team**

Chembio Diagnostics – Revenues & Markets

2012 - $25.6MM Revenue Business, $1.45MM Operating Income

- ~50% Lateral Flow HIV Tests
  - Participating in $250MM Ex-US Market
  - Est. 25% Share of US Market through Alere
- ~40% DPP® Patented POCT Platform
  - All New Products and Under Development Based on DPP®
  - Enables Improved Performance, Multiplexing
  - Oral Fluid HIV Test FDA Approved 12/2012
  - Five Products Approved and Successfully Launched in Brazil – 2011 -2012
- ~10% Other Products, Grants

Anticipated Developments - 2013-2015

- Oral Fluid HIV Test CLIA Waiver & Launch
- Expanding International Revenues for Lateral flow and DPP® Products
- FDA Submission & Approval of Two POCT Multiplex Syphilis Tests Based on DPP® Technology – Estimated $50MM US Market
- Development & FDA-Approval of Multiplex Antigen/Antibody DPP® Tests for HIV and HCV - Estimated $100MM US Market
- FDA Approval of At-Home HIV Test – Estimated $100MM US Market

CHEMBIO

Chembio POCT Market Opportunities

- **HIV Rapid POCTS**
  - Established $250MM Global Market
  - ~50,000 New Infections in US - 2012 ; 2.5 MM Worldwide
  - Routine Testing USPSTF Recommendation
  - CEMI Only Company with 3 FDA-Approved Tests
  - CEMI Tests Designated in Selected International Protocols
- **Syphilis Rapid POCTS– New Market Opportunity**
  - Up to 70% HIV-Syphilis Co-Infection in MSM
  - All HIV+ Need be Tested for Syphilis, & Vice Versa
  - CEMI Has Two Unique POCTs – Anticipate 2014 Launch
- **Hepatitis-C Rapid POCT– New Market Opportunity**
  - 70MM U.S. Baby Boomer Screening Opportunity; New Therapeutics
  - Product in Development

CHEMBIO

DPP® - Chembio's Patented POCT Platform Technology

- Enables Multiplexing for Multiple Markers

- Increase Sensitivity As Compared with Lateral Flow Technology

- Validated with Numerous Partners, Regulatory Agencies

- Patents Issued in US and Multiple Countries , Continuing Prosecution & Expansion of IP



< Credit Card Size



POCTs - A Growing Global Market
Converting Lab Tests to POC and Creating New Markets


$10
Billion
$45+ Billion



Lateral Flow Technology

Single parameter tests

DPP® Technology Enabling

Improved Sensitivity, Multiplexing

Signal Enhancement Features

Molecular Amplification Technologies

Current Capabilities | R&D | Assessment

CHEMBIO

Two FDA-Approved Lateral Flow Rapid HIV Tests Sold Globally

- **Utilize In-Licensed Lateral Flow Technology**

- **Large International Screening Programs (PEPFAR)**

- **Significant Potential New International Opportunities Pending**

- **In US Sold Exclusively through Alere under their Clearview label**

  - **2012 Sales to Alere $7.8MM, Agreement through 10/2016**





DPP HIV®1/2 Test for Use with Oral Fluid or Blood Samples

- **First FDA-Approved Product on DPP® (Dec. 2012)**
  - CBER PMA-Approved, CLIA Waiver Pending
- **Improved Sensitivity v. Market Leader***
- **Earlier Detection of Seroconverting Patients**
- **Proprietary SampleTainer™ Sample Collection System**

Study Sponsored by US CDC Global AIDS Program



DPP® HIV 1/2
2
T C
Buffer
ID
1
Sample
+
Buffer
CHEMBIO



1 OBTAIN oral fluid sample by swabbing around the outer gums 15 seconds.
OR OBTAIN a blood sample with sample loop.
15 Seconds
OR
2 INSERT the oral fluid swab into the bottom of the SampleTainer™. SNAP & DETACH leaving swab in vial. Replace black cap. GENTLY SHAKE SampleTainer™ 10 sec.
Or INSERT the sample loop with collected blood sample into the bottom of the SampleTainer™. BEND & TWIST to detach from loop end remaining in vial. REPLACE black cap. GENTLY SHAKE SampleTainer™ 10 sec.
OR
3 REMOVE the black cap. ADD 2 drops into the sample solution diluent well 1. WAIT 5 minutes.
White Dropper Tip
Well 1
4 ADD 4 drops of running buffer (green cap) to developer well 2. READ result at 10 minutes after the addition of the running buffer to well 2. Do not read results after 25 minutes. Oral fluid: READ result at 25 minutes after the addition of the running buffer to well 2.

CHEMBIO

Collaboration with FIOCRUZ in Brazil





- **First Commercial Success with DPP®**

- **Contracts with Supplier to Brazilian Federal Ministry of Health**



- **$23MM of Potential Purchases (~$16MM Revenues 2011-2012 to date) for Five DPP® Products - May be exceeded**

- **Expect Tech Transfer & Conversion to License 2013-14**



- **Potential New Products**

CHEMBIO

U.S. HIV Self-Testing "OTC" Opportunity



- Chembio Uniquely Positioned
- Assessing Market Size and Best Approach
- Filing IDE Early 2013 for Sure Check HIV
  - Pre-IDE Self-Testing Studies Show 100% Accuracy (n=300)


HIV HIV HIV


Touch the blood sample tip to the drop of blood. The tip will fill with blood.


SURE CHECK HIV HOME TEST

CHEMBIO

DPP® Syphilis Screen & Confirm & HIV-Syphilis Multiplex Tests

- **Large Global Market Opportunity for Pre-Natal and MSM Screening**

- **Anticipated FDA Submissions in 2013, 2014 Clearances**

- **Additional Products for Public Health Channel**

- **Leveraging DPP® Multiplexing Features**





Pipeline: Rapid Hepatitis C Point-of-Care Diagnostic

- **Data Published in *Journal of Clinical Virology* showed good performance of Chembio's 1ˢᵗ Generation Prototype Assay**

- **Completed Feasibility to Establish Performance Comparable to Only POCT HCV Test – 2013 R&D to incorporate additional value-added features**

- **Recent CDC recommendations for testing on everyone born between 1945-1964**

- **Anticipated Timeline**

  - **Development & Clinical Trials – 2013-2014**

  - **US Market Launch Anticipated - 2015**



Selected Financial Data FY2008 –2012
Reporting Record Revenues Again for FY2012



* Non-recurring 2010 $1.5MM R&D Credit from the Affordable Care Act – excluded from 2010 R&D Exp. & 2010 Pre-Tax Income

Strong Revenue & Operating Income Growth in FY 2012

in (000's)		2012			2011	
Net Product Revenues	$	24,327		$	17,422	
Non-Product Revenues	$	1,283		$	1,966	
TOTAL REVENUES	$	25,610		$	19,388	
GROSS MARGIN	$	10,790	42%	$	9,390	48%
OPERATING COSTS:						
Research and development exp.	$	4,486	18%	$	4,878	25%
Selling, general and administrative exp.	$	4,852	19%	$	3,424	18%
	$	9,338		$	8,302	
INCOME FROM OPERATIONS	$	1,452		$	1,088	
OTHER INCOME (EXPENSES):	$	(2)		$	(12)	
NET INCOME-Before Taxes	$	1,450	6%	$	1,076	6%
Income tax (benefit) provision	$	509		$	(5,133)	
NET INCOME	$	941	4%	$	6,209	32%

CHEMBIO

CEMI Selected Share & Balance Sheet Data

in millions except per share and daily volume data		
Ticker Symbol (NASDAQ)		CEMI
Price 2/28/13		$5.48
52-Week High		$5.80
52-Week Low		$3.52
Outstanding Shares		8.09
Market Capitalization		$44.31
Fully Diluted Shares		8.82
Management Holding		1.62
Average Daily Volume (3 months)		39,000
Average Daily Volume (1 month)		22,000
Options	**Amt.**	**Avg. Ex. Price**
514K held by Mgmt. & Board	717K	$2.40

($ in 000s)	12/31/12	12/31/11	12/31/10
Cash	$ 2,952	$ 3,011	$ 2,136
Total Current Assets	11,009	8,992	7,637
Total Assets	$17,335	$ 15,486	$ 9,086
Total Current Liabilities	3,378	2,858	3,076
Total Liabilities	3,460	2,991	3,277
Total Equity	13,875	12,495	5,809
Total Liabilities & Stockholders' Equity	$17,335	$ 15,486	$ 9,086



Leadership

Executive		Joined Company
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP Research & Development	2000
Tom Ippolito	VP Regulatory & Clinical Affairs	2005
Sharon Klugewicz	VP QA/QC & Technical Operations	2012
Rick Bruce	VP Operations	2000
Michael Steele	VP Sales Marketing & Bus. Dev.	2012

Independent Directors		Joined Board
Gary Meller, MD, MBA		2005
Katherine Davis, MBA		2007
Barbara DeBuono, MD, MPH		2011
Peter Kissinger, Ph.D		2011

CHEMBIO

Organization & Facility

- *FDA & USDA-Approved Development & Manufacturing Facility*

- *All Company Operations in 30,600 Sq. Ft. Leased Facility in Medford, NY*



TOTAL EMPLOYMENT
Approximately 170



SG&A

Operations

Research & Development

29

11

116

15

Reg. & Clinical QA & QC

Investment Summary



- **Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs) Using Company's Patented DPP® Platform Technology**

- **Products Sold Globally**

- **>25% CAGR Product Sales Growth FY2009-2012**

- **Partnered with Leading License & Distribution Partners in U.S. & South America**

- **Recent FDA Approval of Oral Fluid HIV Test**

- **Strong Pipeline of POCTs**

- **Experienced Management Team**